FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....        May..........................................     , 2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... May 1, 2008....	By	....../s/...... Hiroshi Kawashimo..................
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding the Determination of the Exercise Price of Stock Options (Share Options)

May 1, 2008

Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First Section) and other Stock Exchanges]

Inquiries: Masahiro Osawa Managing Director, Group Executive, Finance & Accounting Headquarters +81-3-3758-2111
Notice Regarding the Determination of the Exercise Price of
Stock Options (Share Options)
     Canon Inc. (the “Company”) determined, at the Board of Directors’ meeting held on March 28, 2008, the specific details of issuance of share options (shinkabu yoyaku-ken) as stock options to be issued on May 1, 2008, pursuant to the provisions of Article 236, 238 and 239 of the Corporation Law (Kaisha-ho) and the resolution of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company held on March 28, 2008.
     Among the specific details, with respect to the amount of property to be contributed upon the exercise of share options, the formula was decided at the Board of Directors’ meeting mentioned above. The Company hereby announces that such amount of property has been determined at JPY 550,200 (JPY 5,502 per share) as a result of calculation based on today’s closing price of the common stock of the Company in ordinary trading at the Tokyo Stock Exchange.
     As for specific details of issuance of share options, please refer to the “Notice Regarding Features of Issuance of Share Options as Stock Options” dated March 28, 2008.